Filed pursuant to Rule 433

Registration Statement No. 333-190198

Relating to Preliminary Prospectus Supplement dated

June 23, 2015

FINAL TERMS AND CONDITIONS AS OF JUNE 23, 2015 OF

ECOPETROL S.A. U.S.$1,500,000,000 5.375% NOTES DUE 2026

ISSUER:	Ecopetrol S.A.
SECURITY:	5.375% Notes Due 2026
RANKING:	Senior, unsecured and unsubordinated obligations of the Issuer, ranking pari passu, without any preferences among themselves, with all of its other present and future unsecured and unsubordinated obligations that constitute its External Indebtedness (as defined in the prospectus).
PRINCIPAL AMOUNT:	U.S.$1,500,000,000
MATURITY:	June 26, 2026
ISSUE PRICE:	99.328% (plus accrued interest, if any, from June 26, 2015, the expected settlement date)
INTEREST PAYMENT DATES:	June 26 and December 26, commencing on December 26, 2015.
COUPON RATE:	5.375%
BENCHMARK TREASURY:	UST 2.125% due May 15, 2025.
BENCHMARK TREASURY SPOT AND YIELD:	97-17 / 2.407%
SPREAD TO BENCHMARK TREASURY:	+305 basis points
YIELD:	5.457%
PRICING DATE:	June 23, 2015
EXPECTED SETTLEMENT DATE:	June 26, 2015 (T+3)
NET PROCEEDS BEFORE EXPENSES:	U.S.$1,486,170,000
CUSIP/ISIN:	CUSIP: 279158AL3 ISIN: US279158AL39

CLEARING:	DTC / Euroclear / Clearstream
JOINT BOOK-RUNNING MANAGERS:	Credit Suisse Securities (USA) LLC HSBC Securities (USA) Inc.
MINIMUM DENOMINATION:	U.S.$1,000 and integral multiples of U.S.$1,000 in excess thereof
GOVERNING LAW:	New York
FORMAT:	Registered
DAY COUNT:	30/360
OPTIONAL REDEMPTION PROVISIONS:	At any time or from time to time, in whole or in part, at the Issuer’s option at a make-whole premium based on Treasury Rate plus 45 basis points. On or after March 26, 2026 redeemable at par.
WITHHOLDING TAX REDEMPTION PROVISIONS:	At any time at the Issuer’s option if the Issuer becomes obligated to pay additional amounts under the Notes, in whole but not in part, at par.
EXPECTED RATINGS[1]:	Baa2 / BBB / BBB (Moody’s / S&P / Fitch)

1 A rating of securities is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The Issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering, including the Issuer’s current report on Form 6-K,including the exhibit thereto, filed with the SEC on June 23, 2015 and accessible via the following links: http://www.sec.gov/Archives/edgar/data/1444406/000114420415038442/v413825_6k.htm and http://www.sec.gov/Archives/edgar/data/1444406/000114420415038442/v413825_ex99-1.htm . You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Underwriters can arrange to send you the prospectus if you request it by calling or writing Credit Suisse Securities Prospectus Department, One Madison Avenue, New York, NY 10010 at 1-800-221-1037 or HSBC Securities (USA) Inc. at 1-866-811-8049.

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.